

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of ENERGY TRANSFER OPERATING, L.P., guaranteed by Sunoco
Logistics Partners Operations L.P. under the Exchange Act of 1934.

- 7.500% Senior Notes due 2020
- 4.250% Senior Notes due 2023
- 5.875% Senior Notes due 2024
- 5.500% Senior Notes due 2027

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.